May 4, 2006

Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	CACI International Inc
Form 10-K/A for Fiscal Year Ended June 30, 2005
Form 10-Q for Fiscal Quarter Ended December 31, 2005
Form 8-K Filed on October 27, 2005
File No. 000-29299

Dear Mr. Krikorian:

On behalf of CACI International Inc (“CACI”), set forth below are responses to the comments provided to CACI by the staff of the Securities and Exchange Commission (“SEC”) in a letter dated April 6, 2006 (the “Comment Letter”). Each response follows the corresponding numbered comment contained in the Comment Letter.

Form 10-K/A for the Fiscal Year Ended June 30, 2005
Financial Statements
Consolidated Statement of Operations, page 40

1. SEC Comment: Please explain to us how the expense classifications reported within your statements of operations comply with the guidance in Rule 5-03 of Regulation S-X. In addition, explain how you have complied with the requirements of Item 302(a) of Regulation S-K in reporting your quarterly financial data on page 75.

Response: The purpose of Rule 5-03 of Regulation S-X is “to indicate the various line items which, if applicable, and except as otherwise permitted by the Commission, should appear on the face of the income statements filed [with the Commission].” Reg. S-X, Rule 5-03 (emphasis added). As discussed below, CACI International, Inc. (“CACI” or the “Company”) believes the Consolidated Statements of Operations (or the “Statements”) presented at page 40 of our Form 10-K/A for the fiscal year ended June 30, 2005 comport with the requirements of Rule 5-03. Similarly, we believe our presentation of Quarterly Financial Data on page 75 of our Form 10-K/A complies with the requirements of Item 302 of Regulation S-K.

CACI understands the Staff’s comment with respect to Rule 5-03 to encompass the following line items on the Statements:

Costs and expenses:
Direct costs
Indirect costs and selling expenses
Depreciation and amortization

Total costs and expenses

Income from operations

As described in our Form 10-K/A, “[t]he Company primarily delivers IT and communication solutions to clients through four areas of expertise or service offerings: systems integration, managed network services, knowledge management and engineering services.” Form 10-K/A, Item 1. Overview. Thus, CACI generates revenue primarily through sales of information technology and communication services. In generating these revenues the Company incurs certain costs. As discussed below, these costs constitute [c]osts and expenses applicable to sales and revenues within the meaning of Rule 5-03.2. As such, CACI’s presentation of these costs reflects the nature of its business and the relationship of these costs and expenses to its reported Revenue.

CACI’s revenues are generated and the costs and expenses at issue are incurred primarily in the performance of work under contracts with the Department of Defense, federal civilian agencies and state and local governments (“government contracts”). For example, for the fiscal year ended June 30, 2005, 95.8 percent of CACI’s revenue was derived from such government contracts1. Form 10-K/A, page 19. Because cost accounting considerations and related regulatory requirements play a vital role in the negotiation, pricing, and administration of such contracts, they also directly affect the determination of CACI’s reported results of operations2. In this connection, we refer the Staff to Note 4, Summary of Significant Accounting Policies beginning on page 53 of our Form 10-K/A. Specifically, we direct the Staff’s attention to the discussion of our revenue recognition policy and, in particular, to the following statement pertinent to the presentation of [c]osts and expenses in our Consolidated Statements of Operations:

Contract costs include material, labor and subcontracting costs, as well as an allocation of allowable indirect costs. (emphasis added)

The costs and expenses reported on page 40 of our Form 10-K/A are “contract costs” as defined above. Such costs are incurred by CACI in the performance of work on government and other contracts and are to be distinguished from “period costs” as that term is commonly understood. CACI’s accounting for and reporting of these costs is consistent with both generally accepted accounting principles (“GAAP”) and the applicable government contract-related cost accounting regulations pursuant to which the vast majority of its contracts are estimated, negotiated, and priced.
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1 The remaining 4.2% of CACI’s revenue was derived from commercial contracts. CACI accounts for these revenues in the same manner it accounts for its revenue derived from government contracts to ensure consistency. In addition, the commercial revenue is immaterial compared to the government revenue.
2 See, for example, AICPA Audit and Accounting Guide, Federal Government Contractors (as of May 1, 2005), pp. 61-62.

With respect to GAAP specifically applicable to government contractors, the most comprehensive source of guidance is the previously-cited (see footnote 2) AICPA Audit and Accounting Guide, Federal Government Contractors (the “Audit Guide”). The Audit Guide supplements and interprets AICPA Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”). Accordingly, the remainder of this response to the Staff’s comment will draw heavily, but not exclusively, upon relevant provisions of the Audit Guide3.

As previously noted, cost accounting considerations play an important role in determining revenue, cost and income from operations as reported in government contractors’ financial statements. The primary regulations to which contractors are subject in this regard are the Federal Acquisition Regulation (“FAR”), particularly Part 31, Contract Cost Principles and Procedures (the “cost principles”), and the Cost Accounting Standards (“CAS”) promulgated by the Cost Accounting Standards Board (“CASB” or the “Board”) established by Congress4. The cost principles explain the criteria for determining the allowability (i.e., reimbursability) of contractors’ costs. Those criteria include reasonableness, allocability, and other limitations imposed by FAR Subpart 31.2. The CAS, on the other hand, prescribe standards for the definition and measurement of costs, the assignment of costs to particular accounting periods, and the determination of the bases for the direct and indirect allocation of the total assigned costs to the contracts and other cost objectives of each period (collectively referred to as allocability standards)5.

The first line item under [c]osts and expenses on CACI’s Consolidated Statements of Operations is Direct costs. Whether a cost is a direct cost or an indirect cost is a matter of allocability and thus governed by the CAS. A direct cost is defined in the CAS as follows:

(3) Direct cost means any cost which is identified specifically with a particular final cost objective. Direct costs are not limited to items which are incorporated in the end product as material or labor. Costs identified specifically with a contract are direct costs of that contract. All costs identified specifically with other final cost objectives of the contractor are direct costs of those cost objectives. CAS 402-30(a)(3)6

The material, labor and subcontracting costs referenced in Note 4 to CACI’s June 30, 2005 Consolidated Financial Statements constitute direct costs as defined by the CAS. Such costs are specifically incurred by CACI to perform the individual government and other contracts that generate the Revenue reported in the Company’s Consolidated Statements of Operations. Because these costs are directly applicable to CACI’s Revenue, we believe their presentation as such in our Statements accurately reflects their nature and substance, and conforms with GAAP and the requirements of Rule 5-03.2.
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3 See NOTE 4 of CACI’s Form 10-K/A for a discussion of the Company’s compliance with SOP 81-1.
4 For a summary level discussion of the FAR Cost Principles and CAS, see Chapter 2 of the Audit Guide.
5 A particular type of cost may be allocable to a government contract, but not allowable in determining the revenue to be received under that contract. Thus, unallowable contract costs reduce contract profitability.
6 CAS 402 is titled Cost accounting standard − consistency in allocating costs incurred for the same purpose. The term final cost objective as used in this definition is defined at CAS 402-30(a)(4). The contracts from which CACI generates its revenues are final cost objectives under the CAS.

Likewise the following two line items, Indirect costs and selling expenses and Depreciation and amortization7 are properly presented as “[c]osts and expenses applicable to sales and revenues” (i.e., as contract costs) as contemplated by Rule 5-03.2. CAS 402 defines the term indirect cost as follows:

Indirect cost means any cost not directly identified with a single final cost objective, but identified with two or more final cost objectives or with at least one intermediate cost objective. CAS 402-30(a)(5)

In its May 1992 Statement of Objectives, Policies and Concepts, the CASB, in discussing cost allocation concepts, stated in pertinent part:

The basic premise of good cost accounting is that the measurement, assignment, and allocation of costs to cost objectives be based on the beneficial or causal relationship between those costs and the cost objectives. In defining the proper measurement, assignment, and allocation of cost, certain accounting concepts such as materiality, the choice of an appropriate accounting method, and full costing should be carefully considered. (emphasis added)

The Board went on to further describe the “full costing” concept as follows:

The Board will adhere to the concept of full costing whenever appropriate. Full allocation of all costs of a period, including general and administrative expenses and all other indirect costs, is considered by the Board generally to be the basis for determining the cost of negotiated Government contracts.

Under the full costing concept, all costs initially allocated to intermediate cost objectives must be subsequently reallocated to final cost objectives…The bases selected for allocating costs from intermediate cost objectives to final cost objectives are the devices used to associate costs with final cost objectives when such costs are not directly identifiable with those cost objectives. If the base selected is a reasonable measure of the relationship between the cost and cost objectives, the cost will be reasonably allocated to such cost objectives. The Board has referred to this conceptual relationship in the Standards as the beneficial or causal relationship between costs and cost objectives.8 (emphasis added)

CACI’s government contracts are subject to the CAS which reflect the foregoing views of the CASB, and CACI complies with those standards. Likewise, CACI’s presentation of [c]osts and expenses on page 40 of its Form 10-K/A comports with GAAP applicable to government contractors. For example, the Audit Guide provides, in pertinent part, as follows:
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7 Government contractors such as CACI typically account for depreciation and amortization as indirect contract costs. See, for example, CAS 409, Cost accounting standard - depreciation of tangible capital assets, particularly Sections 409-40(b)(1) and 409-50(f)(1).
8 In addition to reflecting the “beneficial or casual relationship” concept, the CAS define the criteria to be used to select the allocation base that best expresses this conceptual relationship. For example, CAS 403 prescribes requirements related to the allocation of home office expenses to segments, CAS 410 sets forth criteria for the allocation of business unit general and administrative expenses to contracts and other final cost objectives, and CAS 420 addresses the allocation of independent research and development costs and bid and proposal costs.

3.05 Paragraph 80 of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Concepts (SFAC) No. 6, Elements of Financial Statements, states that expenses are “outflows or other using up of assets or incurrence of liabilities (or a combination of both) from delivering or producing goods, rendering services, or carrying out other activities that constitute the entity’s ongoing major or central operations. [footnote deleted]” Although G&A costs generally would be classified as expenses under this definition, government contractors frequently allocate G&A costs to government contract inventories as indirect costs to the extent such costs are allowable under government procurement regulations. (emphasis added)

Similarly, with respect to the inclusion of costs in inventory (i.e., “contract costs”) verses treating them as period costs, paragraphs 3.62 and 3.63 of the Audit Guide state:

3.62 Practice varies among government contractors concerning the extent to which costs are included in inventory. Some contractors include in inventory all direct costs and only certain indirect costs - for example, allocated manufacturing and engineering overhead expenses. This practice is consistent with the belief of many accountants that certain expenditures do not fall within the definition contained in ARB No. 43 that defines inventory costs “generally as the price paid or consideration given to acquire an asset.” Chapter 4 of ARB No. 43 also concludes that “general and administrative expenses should be included as period charges, except for the portion of such expenses that may be clearly related to production and thus constitute a part of inventory costs (product charges).” (emphasis added)

3.63 Other contractors record as inventory all costs identified with the contract, including an allocation of general and administrative, independent research and development, and bidding and proposal expenses. This practice derives its support from the concept of matching revenues and expenses inasmuch as the negotiation of the price of a fixed-price contract specifically includes allocable costs deemed allowable under government procurement regulations. Therefore, many accountants believe that costs incurred pursuant to a government contract are associated directly with the contract’s revenue, and both should be recognized in the same period. Additionally, any costs anticipated to be allocated to contract inventory should be included in the determination of the contract’s estimated profit or loss. Periodic income should be approximately the same under either approach when the cost-to-cost or other similar input measure of the percentage-of-completion method may result in substantially different periodic income under each of the practices previously described. A contractor’s accounting practices with respect to costs included in inventory should be disclosed in the notes to financial statements. (emphasis added)

Thus, CACI’s longstanding practice of fully allocating costs and expenses to its contracts and reporting those costs and expenses as applicable to Revenue on its Consolidated Statements of Operations is common among government contractors and fully consistent with GAAP as described in paragraph 3.63 of the Audit Guide. Accordingly, we believe we have fulfilled the requirements of Rule 5-03.2 of Regulation S-X.

Similarly, we believe CACI has complied with the requirements of Rule 302(a) of Regulation S-K in reporting our quarterly financial data on page 75 of our Form 10-K/A. The amounts reported as Revenue are equivalent to net sales as required to be disclosed by Item 302(a)(1). Likewise our reported Income from operations is similar to gross profit as required to be disclosed. With respect to the latter, Item 302(a)(1) defines gross profit as “net sales less costs and expenses associated directly with or allocated to products sold or services rendered.” As explained at length above, this is what CACI’s reported Income from operations represents (i.e., Revenues less direct and indirect costs allocable to CACI’s contracts in accordance with applicable government contract cost accounting regulations and GAAP specifically applicable to government contractors).

Form 10-Q For the Quarter Ended December 31, 2005
Item 4. Controls and Procedures

2. SEC Comment: Please tell us whether the Principal Executive Officer and Principle Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in the Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Response: CACI confirms that the Principal Executive Officer and Principal Financial Officer concluded that its disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e). CACI further confirms that it will disclose in future filings whether its officers conclude that disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including CACI’s chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Form 8-K dated October 26, 2005

3. SEC Comment: We note that you present several non-GAAP measures that exclude your stock option expenses including “income from operations before stock option expense,” “operating margin before stock option expense,” “net income before stock option expense,” “net profit margin before stock option expense,” and “diluted earnings per share before stock option expense.” However, it is unclear how you have complied with the guidance in Section G of SAB 107. Please explain to us how you have complied with this guidance that refers to Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use on Non-GAAP Financial Measures.

Response: We believe we were responsive to the requirements of Item 10(e) of Regulation S-K by indicating that the use of the non-GAAP financial measure which excludes the effect of stock option expense “provides a better comparison to the results of competitors from the margin perspective.” This explanation was provided immediately below the table in which operating and net income before stock option expense was computed, and was included based on the requirement “to disclose…the reasons that the company’s management believes that presentation of the non-GAAP financial measure provides useful information to investors.”

As a registrant with a June 30 fiscal year end, one of our key concerns in preparing the initial earnings release after adopting Statement of Financial Accounting Standard No. 123R, Share Based Payment (FAS 123R) was to provide investors with earnings information that was comparable to the results of our industry peers that were not required to adopt FAS 123R until January 1, 2006. Also, for the initial periods following the implementation of FAS 123R, we believed it was important that investors, and in particular those investors that may be receiving and using information that does not reflect stock option expense, clearly understood the impact of the new standard. We concluded that the most effective means of doing so would be to report in the earnings releases various operating result measures both with and without stock option expense.

We believe that the reconciliation provided in the earnings release is clear and that in most cases the non-GAAP financial measures are presented in a manner that is equal in prominence with the most directly comparable GAAP measure. In those cases where the most directly comparable GAAP measure is not reported, or reported in a manner that is less prominent than the reporting of the non-GAAP financial measure, we will ensure that the most directly comparable GAAP measure is presented with equal prominence in future filings to the extent that we disclose non-GAAP measures.

CACI has determined that it will not use this measure in the future. Nevertheless, should an event occur in which we determine to use a non-GAAP measure, CACI will include: (a) a presentation, with equal or greater prominence of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP; (b) a reconciliation, quantitative for historical non-GAAP measures and, to the extent available without unreasonable efforts, for forward-looking statements, of the difference between the non-GAAP financial measure disclosed and the most directly comparable GAAP measure; (c) a statement disclosing the reasons why CACI’s management believes that the presentation of the non-GAAP financial measure provides useful information to the investors; (d) a description of the material limitations on the use of the non-GAAP measure and how management compensates for those limitations; and (e) to the extent material, a statement disclosing the additional purposes for which management uses the non-GAAP financial measure.

CACI does not report any other non-GAAP financial measures in its disclosures to the investing public. Further, as our industry peers now report results that reflect the provisions of FAS 123R, CACI did not present the non-GAAP measures that were presented in its earnings release of October 25, 2005, in its April 26th earnings release, covering the three-month period ended March 31, 2006.

……

Pursuant to Staff’s instructions, the Company hereby acknowledges that the undersigned hereby acknowledges that:

CACI is responsible for the adequacy and accuracy of the disclosure in its SEC Filings;
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and
CACI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CACI wishes to thank the Staff for promptly completing its review of this response letter. Please do not hesitate to call me at (703) 841-7946 or Judith Kassel, Senior Vice President and Deputy General Counsel at (703) 841-4475. Thank you for your assistance.

Sincerely,

/s/ Stephen L. Waechter

Stephen L. Waechter
Executive Vice President
Chief Financial Officer

cc:	Judith B. Kassel, Esq.
Meredith Cross, Esq.
Mark Monticelli